Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-266197
Prospectus Supplement No. 9
(To Prospectus dated September 16, 2022)
GROVE COLLABORATIVE HOLDINGS, INC.
This prospectus supplement updates, amends and supplements the prospectus dated September 16, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-266197). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 5, 2023, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our shares of Class A Common Stock are listed on The New York Stock Exchange under the symbol “GROV.” On June 2, 2023, the closing sale price of our Class A Common Stock was $0.43 per share.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in shares of our Class A Common Stock involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 5, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 5, 2023

GROVE COLLABORATIVE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40263	88-2840659
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1301 Sansome Street San Francisco, California	94111
(Address of principal executive offices)	(Zip Code)
(800) 231-8527
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001	GROV	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	GROV.WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.03    Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 5, 2023, Grove Collaborative Holdings, Inc. (the "Company") effected a 1-for-5 reverse stock split (the “Reverse Stock Split”) of its Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and Class B common stock, par value $0.0001 per share (“Class B Common Stock,” and together with the Class A Common Stock, “Common Stock”). As previously disclosed, at its annual meeting of stockholders held on May 24, 2023 (the “Annual Meeting”), the stockholders of the Company approved a proposal to authorize the Company’s Board of Directors (the “Board”) to amend the Company’s Certificate of Incorporation to effect a reverse stock split of all of the outstanding Common Stock, at any time prior to the 2024 annual meeting of stockholders, at a ratio of not less than 1-for-5 and not more than 1-for-25, as determined by the Board in its discretion. On May 24, 2023, the Board approved the Reverse Stock Split at a ratio of 1-for-5. On June 5, 2023, the Company filed with the Secretary of State of the State of Delaware a certificate of amendment (the “Certificate of Amendment”) to amend the Company’s Certificate of Incorporation to effect the Reverse Stock Split as of 5:00 p.m., Eastern Time on June 5, 2023 (the "Effective Time").

Trading of Class A Common Stock on the New York Stock Exchange is expected to commence on a split-adjusted basis on June 6, 2023 under the existing trading symbol “GROV.” The new CUSIP number for the Class A Common Stock following the Reverse Stock Split is 39957D201. The Company’s warrants will continue to be traded under the Symbol “GROV.WS” and the CUSIP number for the Company’s warrants will remain unchanged.

At the Effective Time, every five issued and outstanding shares of Common Stock will be converted into one share of Common Stock. Once effective, the reverse stock split will reduce the number of shares of Class A Common Stock issued and outstanding from approximately 132 million to approximately 26 million, and the number of shares of Class B Common Stock issued and outstanding from approximately 49 million to approximately 10 million. No fractional shares will be issued in connection with the reverse stock split.

Stockholders who otherwise would be entitled to receive fractional shares will instead receive a cash payment (without interest) equal to the fractional share of post-reverse split Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales prices of a share of Class A Common Stock (as adjusted to give effect to the reverse stock split) on the NYSE during regular trading hours for each of the five consecutive trading days immediately preceding the date of the Effective Time.

All outstanding public warrants to purchase Class A Common Stock will be proportionately adjusted as a result of the reverse stock split in accordance with the terms of the warrants, such that every five shares of Class A Common Stock that may be purchased pursuant to the public warrants immediately prior to the reverse stock split now represent one share of Class A Common Stock that may be purchased pursuant to such warrants immediately following the reverse stock split. Correspondingly, the exercise price per share of Class A Common Stock attributable to such warrants immediately prior to the reverse stock split has been proportionately increased, such that the exercise price per share of Class A Common Stock attributable to such warrants immediately following the reverse stock split is $57.50, which equals the product of five multiplied by $11.50, the exercise price per share immediately prior to the reverse stock split. The number of shares of Class A Common Stock subject to the public warrants will be decreased by five times, to an aggregate of 1,610,000 shares. Proportionate adjustments will be made to the exercise prices, grant prices or purchase prices and the number of shares underlying the Company’s outstanding equity awards, as applicable, and private warrants exercisable for shares of Common Stock, as well as to the number of shares issuable under the Company’s equity incentive plans, as determined by the Compensation Committee of the Company’s Board of Directors and/or in accordance with the terms of certain existing agreements, as applicable.

The foregoing description of the Certificate of Amendment is qualified in its entirety by reference to the Certificate of Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
3.1	Certificate of Amendment to Certificate of Incorporation of Grove Collaborative Holdings, Inc.
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GROVE COLLABORATIVE HOLDINGS, INC.

By:	/s/ Nathan Francis
Name:	Nathan Francis
Title:	General Counsel and Corporate Secretary
Date: June 5, 2023